

Sean Mann · 2nd

Owner/Executive at Detroit City FC

Detroit, Michigan · 500+ connections · Contact info

Detroit City FC

University of Bristol

Experience

Co-Owner

Detroit City FC

Aug 2011 – Present · 9 yrs

Detroit

Detroit City FC is Detroit's professional soccer team and has established itself as one of the most talked about and beloved soccer teams in North America. The club has generated media coverage from publications across the globe. In my capacity, As CEO I have a role in nearly eve facet of the growing organization, including Detroit City Fieldhouse and City Clubhouse.

MLC

Michigan Lobbyist

Michigan Legislative Consultants

Nov 2013 – Sep 2017 · 3 yrs 11 mos

Lansing, Michigan Area

Provide clients with sound advice, responsible strategies, and solid advocacy on political and legislative matters related to their interests. Maintain strong personal relationships with legislative leaders and key officials at both the state and local levels. Lead clients' efforts to secure state appropriations, allowing them to expand their operations. Represent a (...see mor

Program Manager

Michigan Municipal League

Sep 2009 – Nov 2013 · 4 yrs 3 mos

Program Manager for statewide association of cities and villages that helps municipalities develop highly livable, desirable, and unique places through advocacy campaigns and public policy research. Led projects exploring innovation in delivery of government services. Projects developed include a statewide nuisance abatement campaign exploring how local ui ...see mor

Michigan House of Representatives

3 yrs 6 mos

Policy Advisor, Majority Caucus

Jan 2007 – Sep 2009 · 2 yrs 9 mos

Policy Advisor serving as the majority caucus' point person on legislative initiatives related to the Transportation, Local Government, and Tourism Committees. Developed legislation and policy reports ranging from traditional economic development to cultural and recreational programming and tourism promotion. Served as the caucus' primary staff for handlii ...see mor

Organizer, Democratic Caucus

Apr 2006 – Jan 2007 · 10 mos

Responsible for the organization and management of four State House campaigns.

Researcher, Don Foster MP, Shadow Sec. for Culture, Media and Sport

House of Commons

Sep 2004 – Jun 2005 · 10 mos

Responsible for devising and implementing proactive research projects.

Education

University of Bristol

MSc, International Relations

2003 – 2005

Kalamazoo College

BA, History, Physics

1999 – 2003

Activities and Societies: Founder and Grand Vizier, Kalamazoo College Moustache Society